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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-3339

                         MERCANTILE STORES COMPANY, INC.
             (Exact name of registrant as specified in its charter)

                               9450 Seward Road
                             Fairfield, Ohio 45016
                                (513) 881-8000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             6.7% Notes due 2002
                           8.2% Debentures due 2022
           (Title of each class of securities covered by this form)

                                     None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [ ]
Rule 12g-4(a)(1)(ii)    [ ]
Rule 12g-4(a)(2)(i)     [ ]
Rule 12g-4(a)(2)(ii)    [ ]
Rule 12h-3(b)(1)(i)     [X]
Rule 12h-3(b)(1)(ii)    [ ]
Rule 12h-3(b)(2)(i)     [ ]
Rule 12h-3(b)(2)(ii)    [ ]
Rule 15d-6              [ ]

Approximate number of holders or record as of the certification or notice date:

6.7% Notes due 2002         -     38
8.2% Debentures due 2022    -     13

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Pursuant to the requirements of the Securities Exchange Act of 1934,
Mercantile Stores Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                      MERCANTILE STORES COMPANY, INC.


                                      BY: /s/ James I. Freeman
                                         Name:  James I. Freeman
                                         Title: Chief Financial Officer



DATE: September 4, 1998